Exhibit 11

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	September 30, 2001	October 1, 2000	September 30, 2001	October 1, 2000
Class A and Class B
Common stock outstanding
at beginning of
period	9,487	9,446	9,460	9,439

Issuance of shares of
Class B common stock
(weighted), net of
forfeiture of re-
stricted stock awards	2	2	24	4

Shares used in the computation
of basic earnings per share	9,489	9,448	9,484	9,443

Adjustment to reflect
dilution from common stock
equivalents	13	15	16	16

Shares used in the computation
Of diluted earnings per share	9,502	9,463	9,500	9,459

Net income available for
common shares	$1,305	$33,253	$214,062	$97,736

Basic earnings per common
share	$ .14	$ 3.52	$ 22.57	$ 10.35

Diluted earnings
per common share	$ .14	$ 3.51	$ 22.53	$ 10.33